United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2005

Commission File Number 001-15190

SATYAM COMPUTER SERVICES LIMITED
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Satyam Technology Center
Bahadurpally Village
Qutbullapur Mandal,
R.R. District – 500855
Hyderabad, Andra Pradesh
India
(91) 40-5523 3505
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F ☑                     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b).
Not applicable.

The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into the following registration statement: Form S-8 (Registration No. 333-13772)

SIGNATURES
EXHIBIT INDEX
Ex-99.1 Press Release of the Company dated January 20, 2005
Ex-99.2 Summary of Financial Results of the Company for the quarter and nine months ended December 31, 2004 dated January 20, 2005
Ex-99.3 Investor Link News Update of the Company for the Quarter ended December 31, 2004
Ex-99.4 Unconsolidated/standalone financial statements for the quarter and nine months ended December 31, 2004 under Indian GAAP (audited).
EX-99.5 Consolidated financial statements for the quarter and nine months ended December 31, 2004 under Indian GAAP(unaudited).
Ex-99.6 Consolidated financial statements for the nine months ended December 31, 2004 under US GAAP (unaudited).

1.  Other Events

     On January 20, 2005, the Company released a press release concerning its financial results for the quarter ended December 31, 2004. A copy of the release is attached hereto as exhibit 99.1 and is incorporated herein by reference.

     Also on January 20, 2005, as required by the Indian stock exchanges on which the Company’s shares are listed, the Company published a summary of its financial results for the quarter and nine months ended December 31, 2004. The Company has filed a copy of this summary with the Indian stock exchanges. A copy of the summary of the financial results for the quarter and nine months ended December 31, 2004 is attached hereto as exhibit 99.2 and is incorporated herein by reference.

     The summary of financial results filed with the Indian stock exchanges was accompanied by an Investor Link News Update which provided further details on the matters covered in the release. A copy of the Investor Link News Update is attached hereto as exhibit 99.3 and is incorporated herein by reference.

     A copy of the Company’s unconsolidated/standalone (audited) financial statements prepared under Indian GAAP for the quarter and nine months ended December 31, 2004 is attached hereto as exhibit 99.4 and is incorporated herein by reference.

     A copy of the Company’s consolidated (unaudited) financial statements prepared under Indian GAAP for the quarter and nine months ended December 31, 2004 is attached hereto as exhibit 99.5 and is incorporated herein by reference.

     A copy of the Company’s consolidated (unaudited) financial statements prepared under U.S. GAAP for the nine months ended December 31, 2004 is attached hereto as exhibit 99.6 and is incorporated herein by reference.

     IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT AND THE EXHIBITS THERETO CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT AND THE EXHIBITS THERETO INCLUDE, BUT ARE NOT LIMITED TO, COMMENTS REGARDING THE FINANCIAL OUTLOOK OF THE COMPANY. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS – WE UNDERTAKE NO DUTY TO UPDATE ANY FORWARD-LOOKING STATEMENTS.

     FOR A DISCUSSION OF THE RISKS ASSOCIATED WITH OUR BUSINESS, PLEASE SEE THE DISCUSSIONS UNDER THE HEADING “RISK FACTORS” IN OUR REPORT ON FORM 6-K DATED NOVEMBER 11, 2004 FOR THE QUARTER ENDED SEPTEMBER 30, 2004 FURNISHED TO THE SECURITIES EXCHANGE COMMISSION AND THE OTHER REPORTS FILED WITH THE SECURITIES EXCHANGE COMMISSION FROM TIME TO TIME. THESE FILINGS ARE AVAILABLE AT WWW.SEC.GOV.

2.  Exhibits

99.1	Press Release of the Company concerning financial results dated January 20, 2005.

99.2	Summary of Financial Results of the Company for the quarter and nine months ended December 31, 2004 dated January 20, 2005.

99.3	Investor Link News Update of the Company for the quarter ended December 31, 2004.

99.4	Unconsolidated/standalone financial statements for the quarter and nine months ended December 31, 2004 under Indian GAAP (audited).

99.5	Consolidated financial statements for the quarter and nine months ended December 31, 2004 under Indian GAAP (unaudited).

99.6	Consolidated financial statements for the nine months ended December 31, 2004 under US GAAP (unaudited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: January 27, 2005

SATYAM COMPUTER SERVICES LIMITED
By:	/s/ G. Jayaraman
	Name:	G. Jayaraman
	Title:	Vice President Corporate Affairs and Company Secretary

EXHIBIT INDEX

99.1	Press Release of the Company concerning financial results dated January 20, 2005.

99.2	Summary of Financial Results of the Company for the quarter and nine months ended December 31, 2004 dated January 20, 2005.

99.3	Investor Link News Update of the Company for the quarter ended December 31, 2004.

99.4	Unconsolidated/standalone financial statements for the quarter and nine months ended December 31, 2004 under Indian GAAP (audited).

99.5	Consolidated financial statements for the quarter and nine months ended December 31, 2004 under Indian GAAP (unaudited).

99.6	Consolidated financial statements for the nine months ended December 31, 2004 under US GAAP (unaudited).